Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	For Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars In Thousands)
Earnings:
1. Income (loss) before income taxes	$62,066	$57,282	$41,903	$65,773	$37,732
2. Plus interest expense	15,997	15,801	19,203	28,377	35,146

3. Earnings including interest on deposits	78,063	73,083	61,106	94,150	72,878
4. Less interest on deposits	13,511	11,225	12,346	20,720	26,370

5. Earnings excluding interest on deposits	$64,552	$61,858	$48,760	$73,430	$46,508

Fixed charges and preferred stock dividend requirements (pre-tax):
6. Including interest on deposits and capitalized interest	$16,736	$16,563	$19,922	$29,198	$40,145
7. Less interest on deposits (Line 4)	13,511	11,225	12,346	20,720	26,370

8. Excluding interest on deposits	$3,225	$5,338	$7,576	$8,478	$13,775

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits (Line 3 divided by Line 6)	4.66	4.41	3.07	3.22	1.82
Excluding interest on deposits (Line 5 divided by Line 8)	20.01	11.59	6.44	8.66	3.38